UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Nkarta, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

65487U 10 8

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 65487U 10 8	13D/A2	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,161,432 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,161,432 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,732 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Includes (i) 79,090 shares of the shares of common stock, par value $0.0001, of Nkarta, Inc. per share (the “Issuer”) held by Glaxo Group Limited, a wholly-owned indirect subsidiary of GSK plc (“GSK”) and (ii) 3,071,642 shares of Common Stock held by GSK Equity Investments, Limited, formerly known as S.R. One, Limited (“GSK EI”), an indirect, wholly-owned subsidiary of GSK. Excludes 10,700 shares of Common Stock for which unvested stock options granted to Simeon George as director's compensation are exercisable (the “Stock Options”). Under an investment advisory agreement, Mr. George is obligated to transfer any shares issued under exercise of the Stock Option to GSK EI.

(2) Based upon 70,191,296 shares of the Issuer’s common stock outstanding as of March 27, 2024, upon the closing of the Issuer’s public offering as reported in the Issuer’s prospectus supplement dated March 25, 2024 (the “Prospectus Supplement”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2024 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 65487U 10 8	13D/A2	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 22, 2020, as subsequently amended by Amendment No. 1 filed on May 13, 2022 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Nkarta, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1150 Veterans Boulevard, South San Francisco, CA 94080. This amendment is filed to disclose a change in beneficial ownership of the Reporting Person as a result of purchase of shares of Common Stock and an increase in the Issuer’s Common Stock outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D of the Schedule 13D is hereby amended by (i) deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached and (ii) replacing Item 2 with the following:

This Statement is being filed on behalf of GSK, a public limited company incorporated under the laws of England and Wales. GSK and its subsidiaries constitute a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together, with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GSK. The Ordinary Shares are held directly by GGL and GSK EI.

During the last five years prior to the date hereof, neither GSK nor, to the best knowledge of GSK, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	GSK plc beneficially owns 3,161,432 shares of Common Stock, which represents 4.5% of the Common Stock outstanding, based on 70,191,296 of the Issuer’s shares outstanding as of March 27, 2024, upon the closing of the Issuer’s public offering of Common Stock, as reported in the Issuer’s Prospectus Supplement.

(b)	GSK plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 3,161,432 shares of Common Stock described in Item 5(a) above.

(c)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 27, 2023. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

Cusip No. 65487U 10 8	13D/A2	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

GSK plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

Cusip No. 65487U 10 8	13D/A2	Page 5 of 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Sir Jonathan Symonds CBE	980 Great West Road Brentford Middlesex TW8 9GS, England	Chair and Company Director	British
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Wendy Becker	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	British, US & Italian
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Cusip No. 65487U 10 8	13D/A2	Page 6 of 7

Jeannie Tsun-Huei Lee	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Cusip No. 65487U 10 8	13D/A2	Page 7 of 7

GSK Leadership Team
Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare, and President Global Health	British
Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British